Exhibit 10.1

Cisco Systems, Inc

170 West Tasman Drive

San Jose, CA 95134-1706

Phone: 408 526 4000

Fax: 408 526 1400

http://www.cisco.com

September 16, 2011

Wim Elfrink

[ADDRESS]

Re:	Amended and Restated International Assignment Agreement

Dear Wim:

I am pleased to confirm the amendment and restatement of your international assignment to San Jose, California, United States. This letter of agreement outlines the terms and conditions of the amendment and restatement of your international assignment. Your international assignment is also subject to the terms of Cisco’s Long Term International Assignment Policy (the “International Assignment Policy”) and the Tax Equalization Policy as they apply to international assignees generally. However, where an express term of this Agreement and the International Assignment Policy conflict, this Agreement will govern.

Your point of origin is the Netherlands (the “home country”) and your country of reference during your assignment is the United States (the “host country”). We understand you are a resident of the United States for tax purposes.

This Agreement supersedes and replaces, in its entirety, your previous Amended and Restated International Assignment Agreement dated February 15, 2010 and your previous Agreement of International Assignment from the Netherlands to the United States dated November 9, 2001 and any prior employment agreement except to the extent set forth in Exhibit A or as otherwise required by the laws of the Netherlands.

Assignment

Your international assignment began on July 31, 2011.

Your job title is Executive Vice President, Emerging Solutions and Chief Globalization Officer. In this capacity, you report to John Chambers, or his successor(s) and/or designee(s). As the Executive Vice President, Emerging Solutions and Chief Globalization Officer, you are

responsible for such duties and responsibilities as Mr. Chambers or his successor or designee assign. You are required to travel internationally during your international assignment.

Term

Although neither this assignment nor this letter alters your status as an at-will employee, it is anticipated that your international assignment will last for up to two years from July 31, 2011. Your international assignment may be extended if expressly agreed upon in writing by you and Cisco.

Salary and Bonus

You will remain an employee of the home country and be paid on its payroll. Your annual base salary will continue to be EUR 592,772 (USD 853,651 as of July 31, 2011) as approved by the Compensation and Management Development Committee effective as of August 1, 2010. You will also continue to be eligible to participate in Cisco’s Executive Incentive Plan (“EIP”). Your continued participation in the EIP will be subject to the terms and conditions of the EIP. Your target bonus percentage under the EIP for fiscal year 2012 will continue to be 125 percent (125%) of your annual base salary.

Your salary and bonuses will be paid to you in Euro from your home country less applicable deductions and withholdings; however, pursuant to the Tax Equalization Policy, you will receive a Host Country Tax Payment to off-set any additional amounts you are required to pay in taxes due to your international assignment on the same basis as other international assignees.

Benefits

Life insurance, business travel accident insurance, retirement plans, and disability coverage will be provided from the home country while on assignment. Your health benefits will be provided by Cigna International while on assignment. For additional information about benefits coverage, please refer to the Benefits section on Cisco’s intranet and access the link to Worldwide Plans. Your vacation entitlements will continue to be governed by the policies in effect for the home country and your PTO accrual will remain unchanged. However, working hours, public holidays and sick leave will follow policies in effect for the host country, the United States.

Please be aware that in the case of a medical or security emergency, Cisco has contracted with International SOS (“ISOS”) to provide employees working abroad with access to a full range of medical information and emergency services, including medical assistance, international healthcare, security services and outsourced customer care. Additional information about ISOS, is available on Cisco’s intranet at wwwin.cisco.com/employee/benefits/isos.shtml.

On-Going Allowances and Reimbursements

Cisco has adopted a “Balance Sheet Approach” in compensating employees on international assignments, to ensure that assignees can maintain purchasing power similar to that which they would have enjoyed in their home country, assuming the same salary, grade level and family size. Therefore, during your international assignment, you will continue to be entitled to the following allowances or reimbursements to cover additional costs incurred as a result of your international assignment. In addition, any amount of allowance/reimbursement that is not used by you in any given month shall be carried over to the next month(s) and made available to you (in addition to the maximum allowance specified) in the subsequent month(s). Notwithstanding the foregoing, with respect to any allowance/reimbursement that would otherwise be treated as a deferred compensation arrangement under Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”) if the amount were carried over into a subsequent taxable year, any portion of such allowance/reimbursement that is unused as of each December 31 (including amounts carried over from a prior month in the same calendar year) shall not be carried-over into the next calendar year and made available to you. Cisco will reimburse you for business expenses in accordance with Cisco’s applicable reimbursement policies; however, if you incur any business related travel expenses that are not reimbursed by Cisco under such policies, any of the allowances below may be used to cover such expenses.

Housing Assistance:

Cisco will provide housing and utilities assistance in the United States. This housing and utilities assistance will be paid from the Netherlands payroll in the monthly amount not to exceed EUR 13,020 (USD 18,750 as of July 31, 2011) beginning July 31, 2011 (or whenever you occupy your long term housing).

Goods and Services:

Cisco will pay you a goods and services differential of USD 1,035 per month beginning in August 2011. The goods and services differential will be increased to USD 3,333 per month beginning in August 2012 and throughout your international assignment.

Property Management:

If you elect not to sell or rent your home country residence, Cisco will reimburse you for the costs for property management of that residence in accordance with the International Assignment Policy.

Dependent Education Reimbursement:

Cisco will pay direct bill costs of annual tuition for each of your dependent children attending elementary or secondary school at the host location with a cost not to exceed USD 50,000 in the aggregate per school year.

Annual Dependent Visit:

Cisco will pay you a USD 10,000 annual allowance for your dependents to visit you and the family in the United States.

Home Leave Travel Allowance:

Cisco will pay you a USD 50,000 annual allowance for you, your spouse, and your children to return to your home in the Netherlands. As a guideline, this allowance typically covers three trips per year.

Automobile Assistance:

The costs for the rent or purchase of two family-style automobiles, for you and your spouse will be paid on your behalf by Cisco. The annual cost is not to exceed USD 36,000.

Relocation Misc Expense Allowance:

Cisco will provide you a lump sum relocation allowance equal to EUR 34,720 (USD 50,000 as of July 31, 2011) beginning July 31, 2012 per year paid through payroll in the Netherlands for relocation, adjustment and transition assistance. Payment shall continue to be made on or about each anniversary of the commencement of your international assignment. This payment shall be in lieu of the Miscellaneous Relocation Payment set forth in the International Assignment Policy.

Maximum Benefits

The maximum value of benefits pursuant to the On-Going Allowances and Reimbursements section of this Agreement and including the value of any payments for fees associated with tax services provided by EY and other tax consulting services and the value of any benefits pursuant to Cisco’s Tax Equalization Policy, but excluding the value of any benefits under the Repatriation section of this Agreement upon completion of your international assignment, is not to exceed USD 508,420 with respect to benefits for fiscal year 2012 and USD 536,000 with respect to benefits for fiscal year 2013, based on the currency exchange rate of 1 EUR to 1.4401 USD in effect as of July 31, 2011.

Repatriation

Upon completion of your international assignment, Cisco will provide you with relocation assistance related to your move back to the Netherlands. This will include one-way business class travel for you and your qualifying dependents; shipment of household goods and personal effects and temporary living in your home country.

Assuming your international assignment is successful, upon its termination Cisco will attempt to employ you in a position comparable to your then current position and which utilizes the skills and experience you gained during your international assignment. If Cisco is unable to provide you with a position comparable to your then current position, Cisco will attempt to provide you with a position comparable to your position immediately prior to the commencement of your international assignment. Your base salary and target bonuses, in either case, will be at a level commensurate with the position offered. If Cisco is unable to offer you a position, your employment will terminate and Cisco will pay you an amount equal to 225 percent (225%) of your then current annual salary (the “Severance”). Cisco’s obligation to pay the Severance will be contingent upon your execution and the effectiveness of a release agreement in a form provided by Cisco within 30 days of your “separation from service” from Cisco as that term is defined in Section 409A. This Severance would be in lieu of any entitlement you may have to notice of termination, to pay in lieu of notice of termination, or to any other severance payment from any source. This section supersedes any termination of employment provision of the International Assignment Policy.

Taxes

Your international assignment will be covered by Cisco’s Tax Equalization Policy and you hereby acknowledge that you have accepted all the terms and conditions set forth in Exhibit B. Your pay will be subject to annual hypothetical tax deductions in amounts determined by Ernst & Young (“EY”). Cisco’s philosophy regarding tax equalization is that as an international assignee, you will neither materially gain nor lose from the differences in income and social tax costs between your home and host country, within certain parameters. Tax equalization applies to Cisco equity awards as described in the Tax Equalization Policy. Cisco has retained EY, an independent tax accounting firm, to provide assistance with the preparation of both your home and local country tax filing obligations and to prepare annual tax equalization calculations. Please contact [                    ] in EY’s Tax Department [                    ] for any questions.

Fees associated with tax services provided by EY and other tax consulting services, including any services provided by your tax advisor in the Netherlands, shall be paid on your behalf by Cisco not to exceed USD 75,000 per year.

Notwithstanding the foregoing, if this Agreement or any benefit payable to you hereunder is subject to Section 409A and you are a “specified employee” (within the meaning of Section 409A) as of the date you separate from service from Cisco, then any payments scheduled to be made to you pursuant to this Agreement during the first six months following your separation from service shall be delayed and shall accrue interest at the applicable federal rate for such six month period. The delayed payments (and including any accrued interest) shall be paid immediately following the end of the six month delay. In no event shall Cisco be liable for any taxes or penalties imposed under Section 409A with respect to any benefit(s) paid to you pursuant to this Agreement. All reimbursements under this Agreement that are subject to Section 409A shall be made no later than the end of the calendar year next following the calendar year in which the applicable expenses are incurred and the Severance, if any, shall be paid no later than the 15th day of the third month following the year in which your international assignment terminates. Any tax equalization payments shall be paid within the time periods described in Section 1.409A-1(b)(8)(iii) of the Treasury Regulations under Section 409A.

Dispute Resolution

You and Cisco acknowledge and agree that any and all disputes or claims arising from or relating to your recruitment to or employment with Cisco (including but not limited to disputes or claims arising from or relating to this Agreement), or the termination of your employment, will be resolved solely and exclusively pursuant to final and binding arbitration in lieu of any evidentiary hearing before a government agency and/or a court trial before a judge or jury, pursuant to the terms of Cisco’s Arbitration Agreement and Policy, a copy of which can be found at http://wwwin.cisco.com/HR/employee/proprietary_info/agreement2arbitrate.shtml. The agreement to arbitrate means that both you and Cisco have expressly waived any and all rights to a trial before a court or a jury.

General

Cisco’s personnel policies and standards of business apply to your assignment, unless a written exception is provided by a company representative authorized to make that exception or is otherwise set forth in this Agreement.

This Agreement sets forth the entire agreement between you and Cisco regarding your international assignment except that existing agreements with Cisco such as your agreement to arbitrate, your proprietary information and inventions agreement and agreement(s) establishing at-will employment are not superseded by this agreement, unless expressly provided to the contrary herein.

This Agreement can only be modified by a written document signed in writing by Randy Pond or his successor(s) or designee(s) and approved by the Compensation and Management Development Committee of the Board of Directors. Please note that Cisco reserves the right to unilaterally modify the provisions of this Agreement and/or the documents incorporated herein as legal requirements may dictate, new practices may require or for other reasons at the discretion of Cisco. In the event such modifications are made, notification will be provided to you.

This Agreement shall be governed by, and construed in accordance with, the laws of the State of California (except its choice-of-law provisions).

We are excited to have you join our operations in the United States. If you are in agreement with the terms and conditions of your assignment as outlined in this letter and in the attached policies, please sign the two originals and return one to the person listed below.

BY CISCO SYSTEMS, INC.	APPROVED & ACCEPTED

/s/ Randy Pond	9/16/11	/s/ Wim Elfrink	9/16/11
Randy Pond	Date	Wim Elfrink	Date
Executive Vice President, Operations, Processes and Systems		Executive Vice President, Emerging Solutions and Chief Globalization Officer

EXHIBIT A

1.	Termination of the Employee’s home country employment agreement will be subject to a notice period of two (2) months. Notice must be given before the end of a calendar month, in which case the formal notice period will start on the first day of the month following the month during which notice was served.

2.	The Employee shall be entitled to an annual holiday allowance of 8% of the gross annual base salary, payable in the month of May of the current year. If the Employee performed work during only a part of the year, the holiday allowance shall be calculated and paid proportionately.

3.	The Employee shall be entitled to 25 days’ holiday a year, which the Employee shall take in consultation with and after approval by the Employer.

In principle, accrued holidays must be taken in the calendar year in which they accrue. Excess holidays (i.e., holidays accrued during a certain year which have not been taken during the calendar year in which they accrued) must be taken between 1 January and 1 April of the subsequent calendar year in consultation with the Employer. If, after consultation, the holidays are not taken during the said period, the Employer shall designate the period during which the holidays must be taken. If, in spite of this, the designated holiday period is not taken, the claim to the excess holidays shall lapse.

Upon termination of the employment relationship, the Employee shall not be entitled to any salary over holidays and/or hours which have been taken but which have not yet accrued. The Employee shall be obliged to repay the Employer any salary already received over such holidays and/or hours at the end of the employment relationship.

4.	If the Employee is ill or unable to perform work for any other reason, he shall be obliged to inform the Employer thereof on the first day of absence.

If the Employee is unable to perform his work as a result of illness, he shall remain entitled to 100% of his last earned salary for a period of 52 weeks, unless the illness was caused intentionally by him or ensued from an infirmity in respect of which he intentionally gave the Employer false information when he entered into the employment agreement, in the event he causes an obstruction of or delay in the recovery process, or if the Employee—despite being able to do so—refuses to perform other suitable work for his own Employer or—with the prior approval of the Industrial Insurance Board—for another employer.

The wages will be reduced by:

- the amount of any financial benefit which the Employee receives under any statutorily prescribed insurance or under any insurance or from many fund which was agreed upon in or results from the employment agreement;

- the amount of income earned by the Employee, whether in or outside the employer-employee relationship, from work which he has performed in the period during which the contractually agreed work could have been performed if he had not been prevented from doing so.

If the Employee’s incapacity for work was caused by a third party, the Employer shall not be obliged to pay the Employee’s salary or a supplement to his social security benefits. If, in that case, the Employee can hold a third party liable for loss of income in connection with his incapacity for work, he shall assign his claim against the third party to the Employer, for which he will receive an amount equal to the amount which he would have received if the third party had not been involved in the incapacity for work. The Employer will pay the amount to which the Employee is in that case entitled in monthly installments, the amount of which shall be determined by the Employer.

The Employer will not invoke the provisions contained above, if and insofar as the Employee cannot hold the third party liable.

5.	The Employer shall compensate 50% of the Employee’s premium payable for the standard insurance class of the Company’s health insurance plan. The Company does not contribute to the costs of participating in insurance plans other than the Company plan.

The Employer has taken out accident insurance, i.e. “Cisco’s Worldwide Business Travel Accident Insurance (BTA)”, for the benefit of the Employee.

6.	As required, the Employee has joined the employer’s pension scheme in the Netherlands. Both employee and employer participate in the costs of this scheme. Under the scheme there is an employer contribution for the following pensions: old age pension, survivors pension, orphans pension and occupational disability benefit. The contribution percentage increases with age and the contribution amount is generally determined as a percentage of certain cash compensation of the employee. Contributions are used to purchase insurance which has a specified minimum guaranteed annual rate of return.

7.	Neither during the employment term nor upon termination of the employment shall the Employee inform any third party in any form, directly or indirectly, of any particulars concerning or related to the business conducted by the Employer or its affiliated companies which he could reasonably have known were not intended for third parties, regardless of the manner in which he learned of the particulars.

Any violation of the obligation to maintain confidentiality as set forth in the preceding paragraph shall carry a penalty of NLG 10,000, immediately payable by the Employee to the Employer and without prejudice to any other claims which the Employer may have, including the right to full damages.

8.	Insofar as the rights specified hereinafter are not vested in the Employer by operation of law on the grounds of the employment relation between the parties, the Employee covenants that he shall transfer and, insofar as possible, hereby transfers to the Employer any rights of whatever nature in or arising from inventions made by the Employee in the discharge of his duties, both in the Netherlands and abroad.

9.	The foregoing provisions on this Exhibit A shall be governed by the laws of the Netherlands.

EXHIBIT B

CISCO SYSTEMS, INC.

INTERNATIONAL ASSIGNMENT TAX EQUALIZATION POLICY AGREEMENT

I acknowledge having read the Tax Equalization Policy of Cisco Systems, Inc. (“Cisco”), located at http://wwwin.cisco.com/FinAdm/Tax/StockOptions/stock_faq.shtml, and understand the personal impact of the Policy. Any questions concerning this Policy with Cisco have been fully explained to my satisfaction. I accept that all interpretations under this agreement shall be controlled by the Policy of Cisco, which is included as part of this agreement. Cisco shall have the right and privilege at any time it deems necessary and proper to amend, add, or delete provisions to and from this Policy without prior notice.

I understand and agree that all tax positions affecting income, deductions and credits outside the scope of the Policy (i.e., amounts not covered by the Policy) are the responsibility of the employee. Cisco is not liable for any taxes, penalties, or interest resulting from a successful challenge by any tax authority of any item not covered by the Policy.

In addition, I understand the employee is fully responsible for all penalties and interest charges assessed by any tax authority due to the employee’s failure to (1) provide information to Ernst & Young on a timely basis, (2) notify Ernst & Young of any significant personal income or investment transactions, or (3) cooperate with Cisco with respect to the tax equalization process.

I understand and agree that Cisco will reduce my compensation by an estimated hypothetical tax. The estimated hypothetical tax is an amount which approximates my periodic estimated tax deductions calculated with reference to compensation, benefits, deductions and credits otherwise available to me had I remained in my home country, except as otherwise provided in this Policy. In return, Cisco will advance wages that I have not yet earned to assist with the payment of my actual home and host country tax liabilities within the limits prescribed by the Policy.

I understand that these wage advances provided by Cisco for payment of taxes constitutes an obligation by me to Cisco, which will be reconciled with the final liabilities that are Cisco’s responsibility through the annual tax equalization settlement calculation. After completion of the tax equalization settlement statement for each taxable year, I agree to repay any obligation for each taxable year within thirty (30) days. If I fail to repay any obligation to Cisco within thirty (30) days after completion of the tax equalization settlement statement, then, unless Cisco and I have agreed otherwise in writing, Cisco shall have the right to:

a)	reduce any foreign assignment allowances or reimbursements due to me, and/or

b)	reduce future amounts paid to me whether as wages, salary or other compensation for services performed in light of my having received wage advances that I have not yet earned.

The total obligation will become immediately due and payable if my employment with Cisco or any of its affiliate corporations is terminated, whether voluntarily or involuntarily.

If I fail to furnish tax records in response to a request by Cisco pursuant to the Policy, or cease employment with Cisco or any of its subsidiaries for any reason before the tax records needed to complete the year-end tax equalization settlement statement under the Policy are available, then Cisco shall have the right to calculate such amounts by making reasonable assumptions of probable taxes. If an amount is owed to Cisco, Cisco shall also have the right to require immediate payment of such amount, including the right to reduce future amounts paid to me whether as wages, salary or other compensation for services performed in light of my having received wage advances that I have not yet earned, unless Cisco and I have agreed otherwise in writing.